

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2013

Via E-mail
Berke Bakay
Executive Chairman of the Board of Directors
Lone Oak Acquisition Corporation
5524 E. Estrid Ave.
Scottsdale, AZ 85254

> **Re: Lone Oak Acquisition Corporation**
> **Schedule TO-I**
> **Filed October 25, 2013**
> **File No. 005-86157**

Dear Mr. Bakay:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I

General

1. Please update your historical and pro forma financial information to comply with Rule 8-08 and Rule 8-05 of Regulation S-X.

2. Please provide us with an analysis of how you will comply with Section 5 of the Securities Act with respect to the issuance of shares to holders of Arabella's equity interests.

Offer to Purchase

3. We note your disclosure at page 112 that if any or all of a holder's ordinary shares are held as part of a unit, the holder will need to separate the unit. Please add related disclosure to the cover page, and to the section "Questions and Answers About the Offer."

Questions and Answers About the Offer, page 2

Q: What happens if the Acquisition is not consummated?, page 9

4. Please disclose the approximate amount per share public shareholders will receive if the Acquisition is not consummated and the company must liquidate.

Summary, page 10

5. In an appropriate place in this section, please provide a brief, factual description of Arabella's business and ownership structure. Please also revise this section to disclose the receipt of an audit report by Arabella that states that there is substantial doubt about Arabella's ability to continue as a going concern, and provide risk factor disclosure in this regard.

6. We note your disclosure at page 87 that upon consummation of the acquisition, "Arabella will have voting and management control of the combined company." Please revise to clarify how Arabella will have voting and management control. Please also include related disclosure in the Summary.

Interests of Certain Persons in the Acquisition, page 15

7. You disclose that investors "should keep in mind that Lone Oak's pre-IPO shareholders, directors and officers…have interests in the Acquisition and Offer that may be different from, or in addition to, your interests as a shareholder." You also disclose on page 28 that "shares held by our officers and directors, as well as the insider warrants and any warrants purchased by our officers or directors in the aftermarket, will be worthless if we do not consummate a business combination. The personal and financial interests of our directors and officers may influence their motivation in timely identifying and selecting a target business and completing a business combination. Consequently, our directors' and officers' discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our shareholders' best interest." In your Summary section, please briefly disclose this conflict of interest as well as any other material conflicts of interest. Please also quantify the financial interest of your founders, directors and officers and their affiliates using a recent trading price.

Risk Factors, page 19

8. We note your disclosure that the risks and uncertainties described include all of the material risks applicable to Lone Oak. However, we also note that you have not included disclosure in this filing regarding the risks described under the following captions in your registration statement on Form F-1 filed on March 16, 2011:

- "Following the business combination we may discover or otherwise become aware of adverse information regarding our acquired business, and we may be required to subsequently take write-downs or write-offs, restructuring, and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our share price, which could cause you to lose some or all of your investment."
- "Limited Ability to Evaluate the Target Business' Management."
- "If we decide to complete a business combination with a target business outside of the expertise of our officers and directors, we cannot assure you that our officers and directors will have sufficient knowledge relating to the target or its industry to make an informed decision regarding a business combination."
- "Our executive officers', directors' and initial shareholders' interests in obtaining reimbursement for any out-of-pocket expenses incurred by them may lead to a conflict of interest in determining whether a particular target business is appropriate for an initial business combination and in the public shareholders' best interest."

Please revise your filing to disclose these risks as they may relate to your proposed business combination, or tell us why you believe that such revisions are not necessary.

9. Please disclose any material risks related to the concentration of your properties in one major geographic area. Please also disclose any material risks related to the concentration of your customers, such as credit risk. In the alternative, please tell us why you believe that such disclosure is not required.

10. We could find no operated production attributable to "Arabella Petroleum Company, LLC" (operator 028692) on the Texas Railroad Commission's "Oil & Gas Production Data Query". If true, please add a risk factor which discloses the lack of operating experience and discusses the associated risks. Otherwise, please direct us to the proper operator of record.

As a foreign private issuer, we are exempt from certain…, page 23

11. Please revise to clarify whether you expect to remain a foreign private issuer upon consummation of the acquisition of Arabella, and disclose any related risks that are material. Please refer to Exchange Act 3b-4.

We have allowed and will allow up to an aggregate of 45.2% of the holders…, page 25

12. The title of this risk factor indicates that you may redeem up to 45.2% of the holders of Ordinary Shares issued in your IPO. Please advise whether this refers to 45.2% of the ordinary shares issued in your IPO, rather than 45.2% of the holders of such shares, and, if so, clarify your disclosure in this regard.

13. You disclose in this risk factor that "[b]ecause of the number of shares that were redeemed in connection with the Extension and may be redeemed in connection with the Acquisition, we will have very little money in our Trust Account with which to consummate the Acquisition, which may result in our having to obtain additional financing to consummate the Acquisition…" Please clarify whether you anticipate requiring additional financing to consummate the Acquisition.

A substantial percentage of Arabella's proven properties are undeveloped…, page 33

14. Please revise this risk factor to provide a cross-reference to your disclosure at page 63 regarding the estimated future development costs relating to the development of your proved undeveloped reserves in 2013 through 2017. Please also reconcile your statement at page 33 that your current business plan is to fund the development costs with cash flow from your other producing properties with your disclosure at page 100 that the majority of your capital expenditures will require outside financing.

Reserve estimates depend on many assumptions that may turn out to be inaccurate…, page 35

15. You state "Arabella generally bases the estimated discounted future net cash flows from Arabella's proved reserves on prices and costs on the date of the estimate." Rule 4-10(a)(22) of Regulation S-X specifies that the prices used to estimate proved reserves shall be the average price during the 12-month period prior to the ending date of the period covered by the report. Please amend your document to agree with Regulation S-X.

Glossary of Oil and Natural Gas terms, page 47

16. Please modify your definition of "PDP Reserves" to include the fact that such reserves are being produced.

17. Your definition of "Proved Developed Non-Producing" reserves includes "wells which were shut-in for market conditions". Rule 4-10(a)(26) of Regulation S-X requires that reserves have the installed means of delivering oil and gas or related substances to market or have a reasonable expectation thereof. Please amend your document to comply with Regulation S-X.

18. On page 48, you define "Reserves" as "Estimated remaining quantities of oil and natural gas and related substances anticipated to be economically producible, as of a given date, by application of <u>development prospects</u> to known accumulations" instead of "development projects". Please amend your document to correct this typographical error.

Business, page 49

Overview, page 50

19. You state that your Delaware Basin gross acreage at December 31, 2012 is 10,882 gross acres. Please amend your document to disclose also your corresponding net acreage.

20. You state "As of August 31, <u>2012</u>, Arabella had participated in 4 gross, 0.68 net, wells, in the Delaware Basin." Please amend your document to update this status.

21. On page 51, you disclose figures as of August 31, 2013 for your proved, probable and possible reserves. Please provide us with the petroleum engineering reports you used as the basis for this disclosure. You may furnish these materials on digital media such as flash drive or compact disk.
    The report should include:
    a) One-line recaps in spread sheet format for each property sorted by field within each proved and unproved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;
    b) Total company summary income forecast schedules for each proved and unproved reserve category with proved developed segregated into producing and non-producing properties;
    c) Individual income forecasts and producing rate extrapolations for all the wells/locations in the proved developed, proved undeveloped and unproved categories. Please ensure that these schedules and those referenced in b) above include well count, cumulative production and EUR figures;
    d) Engineering exhibits (e.g. narratives, maps, rate/time plots, volumetric calculations, analogy well performance) for each of the two largest wells/locations in the proved developed, proved undeveloped, probable and possible categories (8 entities in all) as well as the AFE/capital cost inventory for each of the two PUD and unproved properties. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots. Address whether unproved reserves are attributed to properties without proved reserves.

    If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

22. On page 51, you present 24 hour production rates of 330 BOE/d for the Prewitt 1H and 432 BOE/d for the Locker State 1H. These rates are different from those under the "Peak Rate 24 hr" column in the table on the same page. Please amend your document to explain/eliminate these differences.

23. This table presents also a column described as "Percent Oil". Please expand this to disclose the item to which this percentage applies: "Peak Rate 24 hr", "Peak Rate 30-day" and/or "EUR BOE".

Arabella's Strengths, page 54

24. You have "…identified 426 potential horizontal locations on Arabella's acreage." Please amend your document to disclose the figures for those locations to which you have attributed proved undeveloped reserves.,

25. On page 55, you state "This team has a track record of executing on multi-rig development drilling programs and extensive experience in the Permian Basin. In addition, Arabella's executive team has significant experience with both drilling and completing horizontal wells as well as horizontal well reservoir and geologic expertise, which will be of strategic importance as Arabella expands its horizontal drilling activity." Please amend your document to disclose the number of vertical wells and the number of horizontal wells your team has drilled and the number of vertical wells and the number of horizontal wells your team has completed.

Review of Exploration, Exploitation and Development Activities, page 56

26. Please provide support for your statement that Arabella has been instrumental in the development of the Wolfbone unconventional play.

Area History, page 57

27. You state "Third party engineering reports on oil in place for the Wolfbone are at over 100 MMBbls per square mile and the Basin's aerial extent is over 3,500 square miles." Please provide us with technical support for this statement or remove it.

Geology, page 58

28. You state "The wells in the four zones are capable of producing at initial rates exceeding 1,000 BOPD." The table on page 51 presents only one well with an initial producing rate above 1,000 BOE/day and there is no evidence that the well is still capable of that rate. Please support your statement or remove it.

Oil and Gas Data, page 59

SEC Rule-Making Activity, page 59

29. Please cross-reference the second bullet point – "Proved undeveloped reserve guidelines" - with the appropriate Regulation S-K 1200 Items, i.e. Regulation S-X: Rule 4-10(a)(22) "Proved Oil and Gas Reserves"; Rule 4-10-(a)(31) "Undeveloped Oil and Gas Reserves".

Evaluation and Review of Reserves, page 60

30. You disclose that Arabella's historical reserve estimates were prepared by Williamson Petroleum Consultants, Inc. ("WPC") as of December 31, 2012 and August 31, 2013. Please file two third party engineering reports – one for each effective date – that comply with Item 1202(a)(8) of Regulation S-K.

31. On page 62, you present proved reserves figures as of December 31, 2012 and August 31, 2013. Given that the later dated reserves are 2.6 times larger after eight months, please amend your document to reconcile the changes in your proved reserves during the eight month period due to the each of: revisions, extensions/discoveries, acquisitions/divestments and production per FASB ASC paragraph 932-235-50-5.

32. The proved reserves attributed here at December 31, 2012 are 236 MBOE while the reserves in the Supplemental Oil and Gas Information, pages 94 and F-48, are 19.1 MBOE. The proved reserves attributed here at August 31, 2013 are 618.6 MBOE while 137.7 MBOE are attributed at the same date on page 94. Please explain these differences to us. We may have further comment.

33. Footnote (1) to the reserve table refers to "Estimates of reserves as of December 31, 2012 and 2011 and through June 30, 2013…" while the table's column headers present

"August 31, 2013" as the most recent date. Please amend your document to remove this difference.

34. It appears you have omitted the unproved reserves disclosures specified by Items 1202(a)(1)-1202(a)(5) of Regulation S-K. Please amend your document to comply with Item 1202(a). Alternatively, you may remove any reference to unproved reserves.

Proved Undeveloped Reserves, page 62

35. You disclose PUD reserves at YE2012 as 217.5 MBOE with 2013 additions due to drilling extensions of 382.4 MBOE and reductions due to conversion to proved developed of 4.2 MBOE. This results in August 31, 2013 PUD reserves of 595.7 MBOE (=217.5 + 382.4 − 4.2). The table presents PUD reserves of 480.9 MBOE. In addition, the YE2012 PUD reserves appear to be 220.8 MBOE [=158.9 +(371.6)/6]. Please amend your document to correct these inconsistencies.

36. On page 63, you state "Since Arabella's current executive team assumed management control in 2011, Arabella's average drilling costs and drilling times have been reduced." With a view toward possible disclosure, tell us the details of the gross (8/8ths) and net reductions in drilling costs and times that support your statement.

Acreage, page 64

37. Given that your four producing wells are in Reeves County, please tell us your net and gross acreage figures for each of the other Texas counties – Loving, Pecos, Ward and Winkler.

Undeveloped Acreage Expirations, page 64

38. Please amend your document to disclose the PUD reserves, if any, scheduled in your August 31, 2013 reserve report for drilling after lease expiration.

The Acquisition, page 81

Timeline of Events, page 81

39. You disclose on page 88 and elsewhere that you entered into a letter of intent with a potential target for a business combination on September 18, 2012 and that the potential target terminated the letter of intent. Please also clarify whether other potential targets were considered or contacted and if so, why Arabella was favored over these other targets.

40. Please revise to discuss how the final consideration amount, type and structure (assumption of debt, share issuance and earnout payments) were determined.

41. Please enhance your disclosure to discuss what aspects of the Merger Agreement were reviewed, discussed and negotiated on October 2, 2013 and October 3, 2013, and between October 4, 2013 and October 22, 2013.

42. Please disclose all material terms of the lock-up agreement described in the Merger Agreement.

Acquisition Consideration, page 82

43. Please revise to disclose the meaning of "the Public Peer Set" as defined in the Merger Agreement. Please also disclose who prepared this material.

Management's Discussion and Analysis of Financial Condition and Results of Operations of the Target Company, page 93

44. Please disclose in this section Arabella's working capital deficit as of June 30, 2013.

Management, page 102

Post-Acquisition Management, page 103

45. Please discuss for each director the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.

Board Committees, page 105

46. We note your disclosure that the new independent directors will be appointed to board committees "as described below." However, it does not appear that you have described such additional information. Please advise.

Director and Executive Compensation , page 107

47. Please disclose the salary that Arabella paid to each of Messrs. Hoisager, Sanford and Elliott in 2012.

Director and Executive Compensation Post-Acquisition, page 107

48. You disclose in this section that you "have not yet entered into any employment agreements with [y]our named executives" and that you "plan to negotiate employment agreements with [y]our executive officers after the Acquisition." However, section 1.37

of the Merger Agreement states these employment agreements will be mutually agreed upon prior to closing. Please reconcile these inconsistencies and, as appropriate, update your disclosure to describe these agreements.

The Offer, page 109

Procedures for Tendering Ordinary Shares, page 111

Tendering Shareholders' Representations and Warranties…, page 113

49. You are requiring investors to make certain representations and warranties to you regarding Rule 14e-4. Please advise as to why you are requiring these representations and warranties and why you have included disclosure regarding this rule. Refer to Rule 14e-4(a)(5).

Determination of Validity; Rejection of Ordinary Shares…, page 115

50. We note your disclosure that your interpretation of the terms and conditions of the offer will be final and binding on all parties, and that, by tendering ordinary shares, an investor agrees to accept all decisions you make concerning these matters and waives any rights the investor might otherwise have to challenge those decisions. Please revise to indicate that security holders may challenge your determinations in a court of competent jurisdiction and to eliminate any impermissible waivers under Section 29(a) of the Exchange Act.

Conditions of the Offer, page 118

51. It appears that the two conditions in the bullet points at the top of page 118 should be in the negative. Please revise, or otherwise clarify this disclosure.

Security Ownership of Certain Beneficial Owners and Management, page 123

52. We note that it is not clear whether the information set forth in the table at page 123 assumes that any of the shares have been tendered in the offer. Please revise your filing to disclose the beneficial ownership of your ordinary shares under the following scenarios: (i) all of the shares are redeemed as a result of the offer, and (ii) none of the shares are redeemed as a result of the offer. Please also clarify whether your disclosure assumes issuance of the shares subject to the Earnout Payment.

Certain Relationships and Related Transactions, page 125

Certain Transactions of Arabella, page 126

53. We note your disclosure that "Arabella Exploration, LLC is indebted to Jason Hoisager for $3,007,170.31." Please revise to describe the terms of this indebtedness to include the largest aggregate amount of principal outstanding during the period for which disclosure is provided, and the amount of principal paid during the periods for which disclosure is provided.

54. We note your disclosure regarding the services provided by Trans-Texas Land & Title, LLC. Please disclose the basis on which such company is a related person. In addition, please disclose the fees paid by Arabella to Trans-Texas Land & Title since January 1, 2012.

Financial Statements - Arabella Exploration LLC, page F-27

Interim

Note 5 - Related Party Transactions, page F-34

55. We understand that oil and gas properties were recently transferred to Arabella Exploration LLC by Arabella Petroleum Company LLC, and that these entities are under common control. There is guidance in FASB ASC 805-50-45 that would ordinarily require historical financial statements to be recast for periods prior to the transfer to show combined results for all periods that such assets were commonly held. Please explain why you believe this does not apply to your situation, if this is your view. Tell us the dates and circumstances under which the properties were acquired by Arabella Petroleum Company LLC. Please also describe the status of the properties and the extent to and manner by which this has changed during the periods of ownership prior to transfer.

56. We note your disclosure indicating you were billed for oil and gas property costs and lease operating expenses totaling $298,515 for the six months ended June 30, 2013. Please identify the services provided by Arabella Petroleum Company LLC with respect to the billings for oil and gas property costs. In addition, indicate whether this entity will continue to act as the operator of the properties transferred to you after the occurrence of the merger with Lone Oak Acquisition Corp.

Annual

Note 1 - Nature of Business and Significant Accounting Policies, page F-42

Asset Retirement Obligations, page F-43

57. We note your disclosure explaining that your estimated salvage value exceeds your asset retirement obligation and therefore no liability has been recognized. Please understand that entities are not permitted to offset estimated salvage values against asset retirement obligations to avoid recognizing a liability that has been incurred based on the guidance in FASB ASC 410-20.

Unaudited Condensed Combined Pro Forma Financial Information, page F-50

58. We note your disclosure indicating that you have determined that Arabella Exploration LLC will have voting and management control of the combined entity after the merger and that you plan to account for the transaction on a historical cost basis as a reverse merger recapitalization. However, we understand that you are proposing to acquire this entity by issuing shares to its current shareholders, and are therefore referring to the shareholder group rather than the entity; please revise your disclosure to clarify.

We note there are restrictions on the ability of the Arabella Exploration LLC shareholder group to undertake various actions, notwithstanding their ability to appoint four of seven directors, as disclosed on page 14. We also note that you have outstanding warrants that if exercised would significantly alter the relative holdings of the two shareholder groups; disclosure on page F-10 indicates that 6,600,000 insider warrants may be exercised at no cost. Please explain how you have considered the limited period over which the shareholder group may appoint directors, restrictions on the decisions, and the terms under which warrants may be exercised, in concluding that this shareholder group would have control and that you would not therefore need to account for the merger at fair value.

Please expand your disclosures pertaining to warrants to include the exercise prices and any salient provisions governing their exercise. Please explain your expectations on the likelihood of exercise and the impact on control.

59. Please expand your presentation to include pro forma disclosure of reserves and the standardized measure, based on the disclosures required by FASB ASC 932-235-50-3 through 932-235-50-11B and FASB ASC 932-235-50-29 through 932-235-50-36, incorporating the significant changes in reserves that have occurred subsequent to December 31, 2012, as reported on page 62 of your filing.

Exhibits

    60. Please file the form of voting agreement as an exhibit to your Schedule TO. See Items 1005(e) and 1016(d) of Regulation M-A.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact John Cannarella at (202) 551-3377 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters or Ronald Winfrey, Petroleum Engineer, at (202) 551-3704, if you have questions regarding the engineering comments. Please contact Angie Kim at (202) 551-3535 or, in her absence, Laura Nicholson at (202) 551-3584 with any other questions.

                                   Sincerely,

                                   /s/H. Roger Schwall

                                   H. Roger Schwall
                                   Assistant Director

cc: Via E-mail
       Mitchell S. Nussbaum, Esq.
       Loeb & Loeb LLP